VIA EDGAR

September 7, 2018

Katherine Bagley

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Azure Power Global Limited
Registration Statement on Form F-3
Filed August 31, 2018
File No. 333-227164

Dear Ms. Bagley:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration by the Securities and Exchange Commission of the effective date of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”), of Azure Power Global Limited so that the Registration Statement may become effective on September 10, 2018, or as soon thereafter as practicable.

Thank you for your assistance in this matter.

Very truly yours,

Azure Power Global Limited

By:	/s/ Sushil Bhagat
Name: Sushil Bhagat
Title: Chief Financial Officer

cc:	Shuang Zhao
Robert Williams
Cleary Gottlieb Steen & Hamilton LLP